

ZENVAULT
MEDICAL

May 2nd, 2011
United States
Securities and Exchange Commission
Washington DC 20549

RE: ZenVault Medical Corporation
        Offering Statement on Form 1-A
        Filed February 17th, 2011
        File No 024-10291

Dear SEC,

I am responding to the current discussion underway with the SEC regarding the above filing and with specific reference to the first comment which pertains to 251(d) of Regulation A. Our Company has paid Mr. Tarutis to be our In-House General Counsel and he has worked for us for the past four years. Most of Mr. Tarutis's duties have centered around securities work although he has done some contract law work for us as well. I will provide a brief background of the steps leading up to the creation of ZenVault that have played a role in our thinking and timing on raising funds for ZenVault.

In August of 2010 we were hard at work with our engineering teams working around-the-clock as we were invited to be one of the keynote speakers at the Intel Development Forum in San Francisco on September of 2010. Our goal was to present a live working version of www.zenvault.com to the 10,000 developers who had gathered to attend this Intel conference on emerging technologies. ZenVault Medical may be the first application released that can run in dual clouds on either coastline and maintain a synchronized heartbeat in two locations. This has important relevance to what is happening in Cloud Computing today and presenting this technology live was a very good opportunity for us.

In concert with this effort we began to discuss with some of our medical contacts and doctors what kind of features and issues would emergency response providers want to see in a true 24/7 highly encrypted Personal Health Care (PHR), portal. During this process several doctors expressed an interest in investing in this new opportunity. We weighed the merits of a Reg A versus a Reg D and started work on a very rough draft of a Reg A given the expanded credibility of a Reg A Offering and access to more liquid capital markets. Since we were not experienced with Reg A Offerings we were aligned with the process of how and when investor funds could be used under the less cumbersome Reg D rules and regulations.

Notwithstanding, given this was new territory, I did inquire very specifically before we collected any funds if could we escrow money pending approval of the Reg A and other necessary benchmarks (such as raising at least $250,000). Mr. Tarutis did tell me we could escrow the money under some rules related to the Safe Harbor provisions. He briefly talked about a statute related to "testing the waters". I had no reason to second guess our securities lawyer as Mr. Tarutis in the past had always provided a detailed reason on how the law relates to raising capital. Given his schedule and looking back, I now realize he was fighting enormous pain as he was suffering from some problems related to his digestive tracks. He had become shorter and shorter on the phone with his time but we did inquire as to whether we were breaking any rules and came away with it is OK to escrow funds as long as we do not use any of the funds until the minimum escrow is achieved and we receive Reg A approval. This was explained to the few early investors that wanted to participate.

As Mr. Tarutis has stipulated we worked around the clock for several months to prepare the initial filing. After we filed on February 17th, 2011 we heard back that the financials were not in proper order and that we would need upgraded financials. Our concern was that we had invested many months and the Reg A process was proving to be a long process. I discussed with our board in great detail based on conversations with Mr. Tarutis whether or not we should proceed with hiring an independent certified public accounting firm to essentially begin from scratch a complete analysis of ZenVault financials. Our concern here was to establish how many other issues might interfere with being granted an approval.

Mr. Tarutis indicated based on his representations to us that the Offering looked good and all we needed was upgraded financial statements that would be compliant with the SEC rules for a Reg A. Based on this representation we hired JDS out of Denver and worked again around the clock in six days to conclude the upgraded financials in an amended filing. We were told by JDS this might take 3-4 weeks but were able to camp in their office during the week of March 14, 2011 to get the job done. We then submitted an amended filing sometime the following week, clearly disclosing to the SEC we had raised $116,000 as of 12/31/10. We reported another $100,000K in the financials as of March 24th as a subsequent event and then received $125,000 right after the filing was amended, before we learned about our mistake about escrowing funds. We subsequently declined about $400,000 pending the April 22nd comment letter from the SEC. We now have ceased all money raising efforts and have a total of $341,000 in liquid funds sitting in a ZenVault separate account from eight accredited investors.

Over the course of the past few months we began to notice that Mr. Tarutis was pretty sick. He would routinely tell me he had been up all night and many nights were spent in the bathroom. Our Company began to feel this project along with other projects he was working on were too much for someone fighting cancer to handle. I had asked Mr. Tarutis in the early part of the year what was wrong and it was only around the first of the year did we learn he was fighting for his life and that the long radiation treatments were leaving him exhausted. Since we had thought we had finished all of the work we began to ponder whether Mr. Tarutis could continue but wanted to support him through what had become a very difficult medical condition.

I received a phone call from Mr. Tarutis sometime in early to mid-April that the financials had been approved. He left a voice mail and did not sound well. We thought for a few weeks that the Reg A had completed its last hurdle based on this last piece of information about the financials getting approved.

Sometime after April 22nd, we received a copy of the SEC's comments on the Regulation A Offering. It was quite a surprise to us that we had received so many comments although many of the comments seem fairly easy to handle. The extent of the comments did not match our earlier assumption that we just needed to upgrade the financials.

After we received a copy of the April 22nd SEC Comment letter and I called the SEC and spoke with Erin, Pamela, Jamie and Brian---I realized we were a long way off from approval. As a small Company it is very frustrating to build such a great technology and have to turn down and cease raising money particularly when we have highly skilled people that were waiting for ZenVault to hire them. However, we for the first time realized the serious nature of Comment One via the 4/22 letter from the SEC.

It is our full intention to work with the SEC to find a resolution to this matter as soon as possible. We have worked together as a management team for over ten years. I have managed over 400 investors during the past 25 years in various partnerships and Reg D Offerings and have never even had a formal complaint filed against me that I know of much less any cause of action. Likewise, our Company, ZenVault Medical and the other principals, Mr. Alan Gin and Keith Fukuhara, also have the complete trust and faith of our shareholder family. Our success with www.zenvault is very much tied to our ability to raise cash. Unlike many startup ventures, ZenVault does not have the same technology or patent risk of other tech start-ups now that the portal is up and running and ready to earn income.

We have spent our careers building our reputations and credibility based on performance and trust. While both the Company and I understand the serious nature of violating any SEC Regulation we can only say that the decision to escrow money was done based on asking and receiving approval from our legal counsel. None of us had any intent to circumvent any process with the SEC, and none of us gained from depositing money into an escrow account. We can easily refund the money to our friends who have trusted us with their investment dollars. They do not want the money back although we are standing by to refund 100% of the funds should that be the best course of action.

Proposed Solution: The SEC has asked us what kind of solution we propose in connection with resolving this matter. We propose the following:

1) That pursuant to Rules stated in Mr. Tarutis's proposal we request the right to convert the ZenVault Reg A Offering into a Reg D Offering. We very much appreciate all of the hard work the Commission has spent on our submission and all of the time in particular that Erin and Pamela have spent with our counsel. After exploring the options and spending enormous time preparing the JDS financials we realize it will be costly in both time and money to now prepare upgraded financials for ZeroNines as requested on Comment Number 79. Given this would have to occur within 60 days by the time we finish that project our ZenVault Financials will time out and become stale, requiring another round of updating. We feel our resources will be better spent focusing on customers for ZenVault.com that are interested in signing contracts with the Company. We cannot put the full resources available to us to work until we can break escrow and hire more people to help process the deals that are on the table for ZenVault. Since we cannot and have not used any of the escrowed ZenVault funds for operations we need to now take the shortest course possible to capitalize on ZenVault's market advantage, (synchronized dual Clouds running in real time with Military Grade and Patent Pending Security technology for medical records). In technology better funded rivals might come up with something close to our advantage so it is in our interest to exploit first mover advantage now while deals are on the

table. This provides lower risks to our shareholders if we could break escrow quickly and puts very specialized labor to work...

We therefore respectfully ask the Commission to consider the extraneous facts in this case as there was no intention here to mislead or profit from escrowing funds. We believe that Mr. Tarutis in another time and place without the burden of fighting for his life would have provided the proper advice in this case. I know his illness and being told to "prepare for the worst" and to get his affairs in order had to play some role in not having his "A game" present. www.zenvaul.comt is the result of ten years of hard work and has the potential to create dozens of higher paying jobs. We have always honored our investors and did so in the proposed Reg A filing with several key provisions that could only increase their stake with no additional investment in the deal. I have been doing this for 25 years and never seen a bonus payoff like that to shareholders. The patented technology gives the PHR portal a distinct competitive advantage to earn business. While certainly not risk free we believe our Company is a cutting edge product for the public at large (we offer a free version of our product to the public), our portal may actually start saving lives, and can provide a win/win for shareholders and employees. As a small Company we have to manage resources very carefully and our delays, although self-induced, have been hard on all of our team, board, and to a limited extent, our large shareholders whom we have already disclosed our mistake in this filing as a matter of real time disclosure on material matters such as the Comment One on your April 22nd response to us.

We remain at the request of your office to continue our talks toward a timely resolution of this matter and apologize to the Commission for the errors made in this Offering that should have been avoided. I assure the Commission we will impose significant checklists and in house controls going forward to make sure any future filings set an example of best practices with the SEC. We believe www.zenvault.com can serve as a fine example of how to build a great Company that benefits the public, shareholders, and our great employees. We have made the decision not to retain counsel at this point and I ask the Commission to call me at (303) 810.7719 or contact me via email at john@zeronines.com should you have any further questions.

Respectfully yours,

ZenVault Medical

John C Botdorf
Chairman

CC; Alan Gin, Keith Fukuhara, Michael Tarutis

With electronic copy to SEC, Erin Wilson